SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|_X| **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].**

For the calendar year ended December 31, 2001

OR

|__| **TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ______________ to ____________

Commission file number 001-11639

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AGCS Savings Plan, 2500 W. Utopia Road, Phoenix, AZ 85027

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974

Table of Contents

The AGCS Savings Plan

Financial Statements

As of December 31, 2001 and 2000, and
for the year ended December 31, 2001

AGCS Savings Plan
Index to Financial Statements

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 700
1850 North Central Avenue
Phoenix AZ 85004-4563
Telephone (602) 364 8000
Facsimile (602) 364 8001

Report of Independent Accountants

To the Savings Plan Committee of the
AGCS Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the AGCS Savings Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 20, 2002

AGCS Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000
(in thousands)

	2001	2000
Assets		
Investments in AGCS Master Savings Trust, at fair value	$ 196,309	$ 242,699
Loan fund	3,123	3,852
Net assets available for plan benefits	$ 199,432	$ 246,551

The accompanying notes are an integral part of these financial statements.

AGCS Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
December 31, 2001 and 2000
(in thousands)

Net assets available for plan benefits, at beginning of year	$ 246,551
Additions to net assets attributed to:	
Interest and dividends	5,025
Contributions:	
Employee	24,949
Employer	3,619
Total additions	33,593
Deductions from net assets attributed to:	
Net depreciation in fair value of investments	(40,795)
Withdrawals and terminations	(39,887)
Other, net	(30)
Total deductions	(80,712)
Net decrease during the year	(47,119)
Net assets available for plan benefits: at end of year	$ 199,432

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the AGCS Savings Plan (the Plan) of AG Communication Systems Corporation (the Company) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General
The Company was established pursuant to a Joint Venture Agreement (the Agreement) signed on December 22, 1988, between GTE Communication Systems Corporation (CSC) and AT&T Corp. in which CSC will sell complete ownership in the Company to AT&T over a 15-year period. In accordance with the Agreement, on January 1, 1989, the Company, CSC and AT&T signed the Employee Transfer Agreement which, effective on that date, resulted in the transfer of identified employees associated with the Network Switching Operations of CSC to the Company. The Company also assumed all obligations of the applicable collective bargaining agreements and employment, retention, separation, and severance agreements from CSC.

Effective January 1, 1989, pursuant to the Employee Transfer Agreement, the Company, by action of its Board of Directors on February 8, 1989, adopted the AG Communication Systems Corporation Savings, Investment and Tax-Deferral Plan. This plan, which became effective January 1, 1989, was amended and restated on December 14, 1989, by action of the Board of Directors of the Company (and, as so amended and restated, is hereinafter referred to as the "Prior Plan"). The applicable assets from the GTE Savings Plans were transferred to the trustee of the Prior Plan upon establishment of the Company. Until December 31, 1992, those assets were held on behalf of the Prior Plan by the trustee of the GTE Savings Plans and were invested in, and subject to any gains or losses experienced by, the trust established under the Trust Agreement between GTE Service Corporation and State Street Bank and Trust Company.

Effective January 1, 1993, the Prior Plan was amended, restated to make certain significant changes in the operation of the Prior Plan, and renamed the "AGCS Savings Plan." These changes included substantial modifications to the investment choices offered under the Prior Plan and other changes designed to conform the Plan to the final regulations under Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended from time to time, regarding participant directed individual account plans (the "Section 404(c) regulations"). The Plan was amended and restated effective January 1, 1994, to restrict further investments in the GTE Stock Portfolio, to establish and permit investments in the AT&T Stock Portfolio, and to maintain conformity with the Section 404(c) regulations. On September 30, 1996, Lucent Technologies Inc. (Lucent) was spun off from AT&T. Also on this date, AT&T transferred 100% of its shares of the Company to Lucent, resulting in Lucent assuming AT&T's ownership interest in the joint venture, and the Lucent Stock Portfolio replaced the AT&T Stock Portfolio as the employer stock investment option of the Plan.

The Plan is a defined contribution plan under ERISA. The purpose of the Plan is to provide eligible employees with a convenient way to save for both medium and long-term needs. All salaried employees are eligible upon hire. The term "salaried employee" means all employees who are not covered under a collective bargaining agreement. Hourly employees who are covered under a collective bargaining agreement participate in a separate plan with identical benefits.

Normally, participation will continue as long as a participant is employed by the Company. Participation ceases upon death, disability or separation from service for more than one year, and when all funds in a participant's account have been paid to the participant or his/her beneficiaries.

1. Plan Description (Continued)

Plan Administration

Effective January 1, 1993, the AGCS Master Savings Trust (the Master Trust) was established and Fidelity Management Trust Company was delegated the administrative responsibility for the Plan as trustee (the Trustee). One other associated plan, the AGCS Hourly Savings Plan, participates in the Master Trust, the investments of which are commingled in the Master Trust. Therefore, the Plan assets included in the accompanying statements of net assets available for plan benefits were allocated to the Plan based on the Plan's participation in the Master Trust as a percentage of the total participation in this trust.

The Trustee is responsible for the investment, reinvestment, control and disbursement of funds of the Plan. Expenses of the Trustee in administering the Plan are paid by the participants. These expenses aggregated to $32,550 for plan year 2001 and are included in "Other, net." The Company is the Plan Administrator and the sponsor of the Plan as those terms are defined in ERISA.

Contributions

The Plan is funded by contributions from participants up to a maximum of 16% of compensation and from the Company up to 66.7% of the initial 6% of the participant's contribution during the Plan year.

Participants electing to participate in the Plan must direct that their contributions be invested in any combination of the following funds. Participants may change their contribution investment choice daily. A description of the funds follows:

- Fidelity Freedom Funds:

  Fidelity Freedom Income Fund
  Fidelity Freedom 2000 Fund
  Fidelity Freedom 2010 Fund
  Fidelity Freedom 2020 Fund
  Fidelity Freedom 2030 Fund
  Fidelity Freedom 2040 Fund

The six Fidelity Freedom Funds offer different combinations of investments in fixed-income, equity, and money market funds. The mix of such funds within each Freedom Fund determines the level of expected risk and potential return for that Fund. For the funds denoted with a year, the funds' allocation strategy becomes increasingly conservative as it approaches that year, which is the target retirement date.

- Fidelity Funds and Portfolios:

  Retirement Government Money Market Portfolio - Mutual fund that invests in high quality money market instruments issued or guaranteed by the United States government or its agencies or instrumentalities.

  U.S. Bond Index - Mutual fund that invests in a mix of securities designed to match the performance of taxable bonds in the U.S. market, with maturities of at least one year.

  Equity-Income Fund - Mutual fund investing in income-producing equity securities, primarily in corporate common stock, with some investments in bonds and convertible securities.

1. **Plan Description (Continued)**

U.S. Equity Index Collective Trust Fund - Commingled pool of U.S. common stocks.

Magellan Fund - Mutual fund investing primarily in domestic and foreign common stock and securities convertible into common stock.

Aggressive Growth Fund - Mutual fund that invests primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Overseas Fund - Mutual fund investing primarily in foreign securities.

BrokerageLink - account that allows participants to buy, hold and sell a wide array of individual securities and mutual funds (both Fidelity and non-Fidelity).

Lucent Stock Fund - Invested in Lucent Technologies common stock and a small portion is invested in short-term money market instruments for administrative purposes.

Avaya Stock Fund - Invested in Avaya common stock and a small portion was invested in short-term money market instruments for administrative purposes. On September 30, 2000, Avaya was spun off from Lucent. Each participant received one share of Avaya for every 12 shares of Lucent owned. The Avaya Stock Fund was closed to new investments by members but reinvested dividends and earnings within the Fund until all members transferred their balances to other investment options. All members were required to transfer their balances in the Avaya Stock Fund to other investment options by September 30, 2001.

Vesting
Participants are always 100% vested in the funds in their account representing their participant contributions and any income thereon. Effective January 1, 2001, participants are also 100% vested in Company matching contributions, which includes all new contributions and existing balances.

Loans to Participants
A loan feature is available to participants (Loan Fund), which permits borrowing up to 50% of their entire account balance, up to $50,000, subject to certain limitations as defined in the Plan. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans. The loan withdrawals and repayments are included in "Withdrawals and Terminations." Loans outstanding at December 31, 2001 and 2000 aggregated to $3,123,306 and $3,851,836, respectively, and carried interest rates ranging from 4.75% to 9.5%.

Plan Termination
The Company reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change may permit any of the funds to be used for any purpose other than the exclusive benefit of the participants and the payment of reasonable administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Investments
Investments in the Master Trust are carried at fair market value as determined by reference to quoted market prices. Participant loans are valued at historical cost, which aggregate amounts advanced less repayments, and approximate fair market value.

The Plan presents in the statement of changes in net assets available for plan benefits the net depreciation in fair value of its investments which consists of the realized gains or losses and the unrealized gains or losses on those investments.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3. Interest in the Master Savings Trust

The Plan has an undivided interest in the Master Trust (except for the loan fund, for which assets are allocated specifically to the Plan). At December 31, 2001 and 2000, the Plan's interest in the Master Trust represented approximately 89% and 90% of the Master Trust net assets, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan's proportionate amount of shared items.

3. Interest in the Master Savings Trust (Continued)

The following table presents the Plan's undivided interest in the Master Trust at December 31 (in thousands):

	2001		2000	
	Allocated Amounts	Interest Percent	Allocated Amounts	Interest Percent
Fidelity Freedom Income Fund	$ 3,730	74.39 %	$ 4,305	76.30 %
Fidelity Freedom 2000 Fund	4,766	83.17	6,551	86.45
Fidelity Freedom 2010 Fund	14,884	86.47	17,449	87.98
Fidelity Freedom 2020 Fund	14,319	95.64	16,713	96.10
Fidelity Freedom 2030 Fund	11,189	95.26	14,426	96.29
Fidelity Freedom 2040 Fund	272	97.18	-	-
Retirement Government Money Market Portfolio	32,379	81.70	26,812	77.88
U.S. Bond Index	3,129	88.73	956	81.92
Equity-Income Fund	17,078	84.21	20,315	85.54
U.S. Equity Index Collective Trust Fund	27,159	92.07	36,108	92.93
Magellan Fund	36,242	91.27	45,802	92.28
Aggressive Growth	7,334	97.13	16,893	97.68
Overseas Fund	7,645	94.80	11,066	95.65
BrokerageLink	3,315	99.58	-	-
Lucent Stock Fund	12,868	88.90	24,077	90.97
Avaya Stock Fund	-	-	1,226	89.62
	$ 196,309		$ 242,699	

3. Interest in the Master Savings Trust (Continued)

Investments held by the Master Trust (in thousands):

	December 31	
	2001	2000
Fidelity Freedom Income Fund	$ 5,014	$ 5,642
Fidelity Freedom 2000 Fund	5,730	7,578
Fidelity Freedom 2010 Fund	17,213	19,834
Fidelity Freedom 2020 Fund	14,972	17,391
Fidelity Freedom 2030 Fund	11,746	14,982
Fidelity Freedom 2040 Fund	280	-
Retirement Government Money Market Portfolio	39,777	34,427
U.S. Bond Index	3,526	1,167
Equity-Income Fund	20,280	23,749
U.S. Equity Index Collective Trust Fund	29,498	38,856
Magellan Fund	39,712	49,633
Aggressive Growth	7,550	17,294
Overseas Fund	8,064	11,569
BrokerageLink	3,329	-
Lucent Stock Fund	14,474	26,467
Avaya Stock Fund	-	1,368
	$ 221,165	$ 269,957

3. Interest in the Master Savings Trust (Continued)

Investment income of the Master Trust for the year ended December 31, 2001 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 238	$ (109)
Fidelity Freedom 2000 Fund	136	(172)
Fidelity Freedom 2010 Fund	871	(1,793)
Fidelity Freedom 2020 Fund	800	(2,358)
Fidelity Freedom 2030 Fund	694	(2,437)
Fidelity Freedom 2040 Fund	4	(59)
Retirement Government Money Market Portfolio	1,512	-
U.S. Bond Index	160	25
Equity-Income Fund	818	(2,121)
U.S. Equity Index Collective Trust Fund	-	(4,553)
Magellan Fund	495	(6,305)
Aggressive Growth	43	(7,980)
Overseas Fund	-	(2,250)
Lucent Stock Fund	-	(13,889)
Avaya Stock Fund	-	124
	$ 5,771	$ (43,877)

4. Tax Status

The Plan is a qualified profit sharing plan under Section 401 of the Internal Revenue Code (the Code), as amended, and consequently is exempt from federal income tax. The Plan has received a favorable determination letter dated August 22, 1996. The Plan has been amended since receiving the determination letter and a new determination letter has been requested, however management believes the Plan is currently being operated in compliance with the applicable requirements of the Code.

5. Concentrations of Investment Risk

The Master Trust is exposed to market risk in the event of a significant decline in the value of Lucent common shares.

6. Related Party Transactions

The Master Trust invests in common shares of Lucent.

No transactions took place during the plan year with parties-in-interest, as defined in ERISA section 3(14) and regulations thereunder, including those transactions set forth in ERISA section 406 and 407(a) and section 4975(c) of the Internal Revenue Code.

7. Supplemental Schedules

Supplemental schedules of assets held for investment purposes and reportable transactions have not been attached to the accompanying financial statements as all of the Plan's investments are held in the Master Trust. These schedules are attached to the filings of the Master Trust in accordance with the filing requirements of the Department of Labor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AGCS SAVINGS PLAN

Date: 6/26/02

by: [signature]

D. J. Cole
Chief Financial Officer &
Vice President of Administration

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33943) of Lucent Technologies, Incorporated of our report dated June 20, 2002 relating to the financial statements of the AGCS Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 26, 2002

Exhibit 23.1